SUPPLEMENT DATED NOVEMBER 30, 2023

TO OFFERING CIRCULAR DATED FEBRUARY 28, 2023

ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

This document supplements, and should be read in conjunction with, the Offering Circular dated February 28, 2023 of OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated February 28, 2023 is available HERE.

The purpose of this supplement is to:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on November 30, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class A Profits Units described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 30, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.